Exhibit 21.1

SUBSIDIARIES

OF

CHESAPEAKE MIDSTREAM PARTNERS, L.P.*

Delaware Corporation

State of Formation
Chesapeake MLP Operating, L.L.C.	Oklahoma
Chesapeake Midstream Gas Services, L.L.C.	Oklahoma
Texas Midstream Gas Services, L.L.C.	Oklahoma
Magnolia Midstream Gas Services, L.L.C.	Oklahoma

*	In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(s) of Regulation S-X) as of the end of the year covered by this report have been omitted.